SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                   ____________________________

                           SCHEDULE 13G
                           (Rule 13d-2)

    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 OR 13d-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                (Amendment No. 9)[superscript 1]

                Southern Electronics Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                          842811 10 1
                         (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.    842811 10 1       13G              Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gerald Diamond
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [box]
                                                       (b) [box]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

5.   SOLE VOTING POWER
     954,328

6.   SHARED VOTING POWER
     36,000

7.   SOLE DISPOSITIVE POWER
     954,328

8.   SHARED DISPOSITIVE POWER
     36,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     990,328

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                         [box]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.9%

12.  TYPE OF REPORTING PERSON
     IN

Item 1(a).     Name of Issuer:

               Southern Electronics Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices

               4916 North Royal Atlanta Drive
               Atlanta, Georgia 30085

Item 2(a).     Name of Person Filing:

               Gerald Diamond

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

               4916 North Royal Atlanta Drive
               Atlanta, Georgia 30085

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               842811 10 1

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

               Inapplicable

Item 4.        Ownership:

               (a)  Amount beneficially owned: 990,328 (1)(2)

               (b)  Percent of class: 12.9%

                  Number of shares as to which such person has

                    (i)   sole power to vote or to direct the
                          vote: 954,328(1)

                    (ii)  shared power to vote or to direct the
                          vote: 36,000(2)

                    (iii) sole power to dispose or to direct the
                          disposition of: 954,328(1)

                    (iv)  shared power to dispose or to direct
                          the disposition of: 36,000(2)

                         (1)  Includes 500,416 shares held of
                              record by SED Associates, a general
                              partnership of which the reporting
                              person is the managing partner. As
                              managing partner, the reporting
                              person has sole voting and
                              dispositive powers over all the
                              shares owned by the partnership.
                              See Item 6.  Also includes 450,000
                              shares subject to options
                              exercisable on or before March 1,
                              1997 and 3,912 shares held in a
                              custodial account for which the
                              reporting person is the sole
                              custodian.

                         (2)  Includes 36,000 shares subject to
                              options granted to the reporting
                              person's wife, Jean Diamond,
                              exercisable on or before March 1,
                              1997.  The reporting person
                              disclaims beneficial ownership of
                              such shares.

Item 5.        Ownership of Five Percent or Less of a Class:

               Inapplicable

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

               Of the indicated shares, 500,416 are owned by SED Associates, a general partnership of which the reporting person is the managing partner. As managing partner, the reporting person has sole voting and dispositive powers over all the shares owned by the partnership.

               The general partners of SED Associates are identified in Exhibit A hereto. All of the other general partners of SED Associates have filed under separate cover a Schedule 13G reporting their respective beneficial ownership of the issuer's common stock.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company:

               Inapplicable

Item 8. Identification and Classification of the Members of the Group:

               Inapplicable

Item 9.        Notice of Dissolution of Group:

               Inapplicable

Item 10.       Certification:

               Inapplicable

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       2/4/97                           /s/ Gerald Diamond
Date                                    Signature
                                        Name: Gerald Diamond

                           EXHIBIT A

                        GENERAL PARTNERS
                               OF
                         SED ASSOCIATES

 *1. Gerald Diamond

  2. Trust FBO Julie Diamond, c/o Mark Diamond, Trustee

  3. Mark Diamond


*    Managing Partner